SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	November	2008
Commission File Number	001-31395
Canadian Superior Energy Inc.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue, SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Pro Forma Consolidated Statement of Operations for the nine months ended September 30, 2008.

DOCUMENT 1

CANADIAN SUPERIOR ENERGY INC.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the nine months ended September 30, 2008
(unaudited)

($ thousands)	Canadian Superior Energy Inc.	Seeker Petroleum Ltd.	Pro Forma Adjustments (notes 2 and 3)	Pro Forma Consolidated Canadian Superior Energy Inc.

Revenue
Petroleum and natural gas sales, net of transportation	61,786	5,018	-	66,804
Royalties	(11,133)	(999)	-	(12,132)
	50,653	4,019	-	54,672
Financial Instruments - gains	341	-	-	341

Interest and other income	452	12	-	464
	51,446	4,031	-	55,477

Expenses
Operating	11,214	1,249	-	12,463
General and administrative	10,131	1,434	-	11,565
Stock based compensation	4,825	68	-	4,893
Depletion, depreciation and accretion	29,770	3,291	4,647	37,708
Interest	2,715	2	-	2,717
Foreign exchange gain	(1,030)	-	-	(1,030)
Loss on abandonment	122	-	-	122
	57,747	6,044	4,647	68,438
Loss before income taxes	(6,301)	(2,013)	(4,647)	(12,961)
Future income tax reduction	732	-	1,366	2,098
Net loss	(5,569)	(2,013)	(3,281)	(10,863)
Basic and diluted net loss per share	($0.04)	($0.04)	-	($0.07)

See accompanying notes to the unaudited pro forma consolidated statement of operations

NOTES TO THE PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the nine months ended September 30, 2008
(all tabular amounts in $ thousands, except where otherwise noted)

1.      Basis of presentation

The accompanying unaudited pro forma consolidated statement of operations of Canadian Superior Energy Inc. (“Canadian Superior”) for the nine months ended September 30, 2008 has been prepared to reflect the acquisition of Seeker Petroleum Ltd. (“Seeker”) by Canadian Superior on March 26, 2008.

This pro forma statement has been prepared by management of Canadian Superior in accordance with Canadian Generally Accepted Accounting Principles and in the opinion of management, contains all adjustments necessary for fair presentation. No pro forma consolidated balance sheet has been provided as the transaction has already been reflected in the consolidated balance sheet of Canadian Superior as at September 30, 2008.

Accounting policies used in the preparation of the pro forma statement is in accordance with those disclosed in Canadian Superior’s audited consolidated financial statements as at December 31, 2007.

The pro forma statement should be read in conjunction with the audited consolidated financial statements of Canadian Superior and Seeker as at and for the year ended December 31, 2007.

The unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2008 give effect to the transactions as if they occurred on January 1, 2008.

This pro forma statement is not necessarily indicative of the results of operations which would have occurred if the events reflected herein had taken place on the dates indicated or of the results that may be obtained in the future.

2.      Pro Forma assumptions and adjustments

The pro forma statements have been prepared to give effect to the following transactions, assumptions and adjustments:

a)
The acquisition of all of the outstanding shares of Seeker.  The purchase price is allocated to assets and liabilities as follows based on a combination of cash and 7,651,866 Canadian Superior common shares issued:

Calculation of purchase price
Cash	22,211
Fair value of shares issued (7,651,886 @ $3.72 per share)	28,465
Transaction costs	887
51,563
Allocated as follows:
Working capital	(7,210)
Property, plant and equipment	43,721
Goodwill	15,972
Asset retirement obligation	(1,222)
Future income taxes	302
51,563

The fair value of the Canadian Superior shares issued on acquisition of $3.72 was determined based on reference to the market price on the date the transaction was announced. Goodwill of $16.0 million represents the excess of the purchase price paid over the tangible assets and liabilities acquired. In addition, the share capital, contributed surplus and retained earnings of Seeker are eliminated upon acquisition.

b)
The provision for depreciation and depletion expense reflects an increase of $4.6 million for the nine months ended September 30, 2008 resulting from the combination of Canadian Superior and Seeker carrying value of oil and gas assets and reserves in the pro forma consolidated depletion calculation.

3.      Income taxes

The provision for future income taxes for the nine months ended September 30, 2008 has been adjusted for the impact of the pro forma adjustments on the pro forma consolidated statement of operations.

4.	Basic and diluted net loss per share

The pro forma net loss per share is based on the number of Canadian Superior shares outstanding at September 30, 2008, including the issuance of approximately 7.7 million common shares of Canadian Superior in connection with the acquisition.  This resulted in a weighted-average number of common shares outstanding of 147.2 million as at September 30, 2008. For the calculation of the diluted net loss per share, all outstanding stock options, convertible preferred shares and warrants for 2008 are excluded as they are anti-dilutive.

5.      Application of United States Generally Accepted Accounting Principles

The application of United States generally accepted accounting principles (“U.S. GAAP”) would have the following effects on the pro forma consolidated statement of operations:

Nine months ended
September 30
($ thousands, except per share amounts)	2008

Net loss per pro forma statement of operations	(10,863)
Net loss adjustments under U.S. GAAP [1]	(49,822)
Net loss under U.S. GAAP	(60,685)
Net loss per share under U.S. GAAP
Basic	($0.41)
Diluted	($0.41)

1.	These adjustments reflect those made in the September 30, 2008 U.S. GAAP reconciliations of Canadian Superior.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SUPERIOR ENERGY INC.
(Registrant)
Date:	November 17, 2008	By:	/s/ Robb Thompson
Name: Robb Thompson Title: Chief Financial Officer